ARVINMERITOR OFFER    Frequently Asked Questions (FAQ)


OFFER/TRANSACTION-RELATED QUESTIONS

1. WHY DID DANA'S BOARD REJECT ARVINMERITOR'S PROPOSAL?

   Our Board identified numerous reasons for rejecting the proposal. Six key issues are:

a) ARVINMERITOR'S OFFER WAS INADEQUATE, FROM A FINANCIAL POINT OF VIEW, to Dana shareholders, as indicated in the opinions, dated July 21, 2003, that the Board of Directors received from its financial advisors, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

b) DANA'S RESTRUCTURING AND TRANSFORMATION EFFORTS ARE PRODUCING POSITIVE RESULTS. Management and the Board believe that the company's ongoing strategy is a better way to enhance value for shareholders than ArvinMeritor's offer. They also believe that Dana's strategy is meeting its target to deliver substantially higher levels of performance for the remainder of 2003, 2004, and beyond, and that this performance is not yet reflected in Dana's current stock price.

c) DANA HAS ALREADY ACHIEVED SUCCESS IN EXECUTING ITS RESTRUCTURING PLAN. This success is evidenced by improved earnings performance, the generation of $540 million in asset sales, and the reduction of net consolidated debt by approximately $590 million over the past 18 months, excluding approximately $710 million in asset sales and $580 million in debt reduction attributable to Dana Credit Corporation's disposition activities over the same period of time.

d) ARVINMERITOR'S PROPOSED TRANSACTION RAISES SERIOUS ANTITRUST ISSUES and is very likely to attract intensive scrutiny from government regulatory authorities, which may result in litigation to block the offer. Dana and ArvinMeritor are the only substantial North American producers of axles, driveshafts, and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent.

e) ALTHOUGH ARVINMERITOR WOULD NEED TO MAKE SUBSTANTIAL BORROWINGS TO CONSUMMATE ITS OFFER, ARVINMERITOR HAS STATED THAT IT HAS NOT ENTERED INTO ANY COMMITMENTS OR AGREEMENTS TO OBTAIN ANY SUCH FINANCING. Based on ArvinMeritor's public disclosures, the size of the required financing would result in ArvinMeritor having an 88% pro forma debt-to-capital ratio, which would be among the highest in the automotive supply industry.

f) ARVINMERITOR'S OFFER IS HIGHLY CONDITIONAL, which creates significant uncertainty that the offer could ever be completed.

2. WHAT ARE THE PACKETS FROM DELTA ACQUISITION CORP. AND ARVINMERITOR THAT WERE MAILED TO DANA'S SHAREHOLDERS?

   As Joe Magliochetti noted in his recent CEO message to Dana people, there are rules under the securities laws that govern how companies proceed in these matters - and one of those rules requires that ArvinMeritor mail information about its offer to all Dana shareholders.
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   If you are a Dana shareholder, either directly or through the Employees'
   Stock Ownership Plan, you have probably already received a packet from ArvinMeritor.

   And you will soon be receiving another packet of information in the mail from Dana responding to ArvinMeritor's offer. If you don't want to wait for the mail, you can view this response, called a Solicitation/Recommendation Statement on Schedule 14D-9, on our website www.dana.com, by contacting Dana investor relations, or by viewing the Securities and Exchange Commission's website www.sec.gov and searching under "Dana."

3. IF I RECEIVE A PACKET FROM DELTA ACQUISITION CORP. AND ARVINMERITOR, WHAT SHOULD I DO?

   WE ASK THAT YOU PLEASE TAKE NO ACTION IN CONNECTION WITH THE MATERIALS YOU RECEIVE FROM ARVINMERITOR UNTIL YOU HAVE FIRST HAD THE OPPORTUNITY TO REVIEW DANA'S MATERIALS AS WELL, AND READ THE IMPORTANT INFORMATION THAT THEY CONTAIN.

   IF YOU AGREE WITH DANA'S BOARD AND MANAGEMENT THAT ARVINMERITOR'S OFFER IS INADEQUATE AND SHOULD BE REJECTED, YOU NEED DO NOTHING WITH THE PACKET FROM DELTA ACQUISITION CORP. AND ARVINMERITOR. There is no form to send back to indicate that you are rejecting the offer. By simply not responding, you are making that election.

   If you wish to tender your shares (that is, if you want to offer to sell your Dana shares to ArvinMeritor at the offer price), you will need to complete the appropriate forms and follow the related instructions contained in the packet.

4.    WILL DANA TRY TO BUY ARVINMERITOR?

   As noted in our July 22 press release and Dana People letter, it is the Board's responsibility to determine the strategic direction for the company. We cannot speculate on what actions the Board may be considering from time to time.

5. WHY DOESN'T THE BOARD JUST SIT DOWN AND TALK WITH ARVINMERITOR?

   The Board thoroughly and carefully evaluated ArvinMeritor's offer, after consulting with its financial and legal advisors, and found the offer to be a financially inadequate, high-risk proposition that is not in the best interests of Dana or its shareholders. The Board has made its position known by filing a recommendation statement with the SEC and mailing that statement to Dana's shareholders, as it has done.

6. WHAT IS A "POISON PILL" AND HOW DOES IT WORK?

   Poison pills are financial devices designed to protect a company's shareholders from coercive takeover offers. When triggered by a potential acquirer, these plans typically (i) dilute the acquirer's equity holdings in the target company, (ii) dilute the acquirer's voting interests in the target company and/or (iii) dilute the acquirer's equity holdings in the post merger company. Generally, poison pills accomplish these tasks by issuing rights or warrants to shareholders that are essentially worthless unless triggered by a hostile acquisition attempt.

   Dana has a poison pill. Our Preferred Share Purchase Rights Plan is described in our Annual Report at Note 2 to the Financial Statements.

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7. WHAT ABOUT THE ARVINMERITOR LAWSUITS DIRECTED AT DANA?

   It's a long-standing policy at Dana not to comment on pending litigation. It should be noted, however, that such lawsuits are relatively commonplace in unsolicited takeover situations.

8. WHAT DO YOU THINK ARVINMERITOR WILL DO NEXT?

   It's probably not helpful to anyone to try to speculate. It's reasonable to expect that there will continue to be publicity and media coverage about the offer, but only ArvinMeritor's Board and management can determine their course of action.

9. HOW HAS DANA PERFORMED FINANCIALLY IN THE FIRST 6 MONTHS OF 2003? HAS IT SURPASSED THE ANALYSTS' PROJECTIONS?

   Dana has performed well, though our results, like those of all companies in our industry, continue to reflect a weaker demand for automotive components. The costs of our restructuring plan have been almost entirely absorbed and we believe we are poised to realize the associated benefits. In addition, the outlook for heavy-vehicle production is starting to improve, which bodes well for the near future. We have consistently met analyst targets for Dana, and surpassed them for the second quarter, as indicated in our July 22 earnings release.

10. WHAT DO OUR CUSTOMERS THINK ABOUT THE ARVINMERITOR OFFER?

   We are in frequent contact with our customers and we remain fully committed to meeting and exceeding their expectations. We have had feedback that some customers are concerned about concentration on the heavy-duty side that would result from a transaction based on the ArvinMeritor offer.

11. WHAT WILL HAPPEN IF ARVINMERITOR GETS FINANCING FOR ITS OFFER?

   The financing issue was but one factor in the Board's decision. Even if ArvinMeritor makes arrangements for financing, there are other conditions to the offer which would have to be addressed, including the antitrust concerns. And the offer price would still be inadequate from a financial point of view.

12.   WHAT CAN DANA PEOPLE DO?

   Despite all the attention this has received, management remains focused on Dana and on following through on our transformation efforts to be sure we realize the benefits that we have all worked so hard to achieve for the company's shareholders, customers and each other. Our success will depend on all of us staying focused and doing our best to meet our goals. As such, Dana people are encouraged to continue to do what we have always done - provide the world-class products and services that have been the hallmark of our company for nearly a century.


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   Dana's shareholders are strongly advised to carefully read Dana's solicitation/recommendation statement regarding the tender offer referred to herein because it contains important information. Free copies of the solicitation/recommendation statement (including any amendments) filed by Dana with the Securities and Exchange Commission are available at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and are also available, without charge, by directing requests to Dana's Investor Relations Department.

   Statements made in this document indicating Dana's, the Board of Directors' or management's intentions, beliefs, expectations or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual or future events or results. Such forward-looking statements are not guarantees of future performance and may involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, without limitation, global and regional economic conditions, business conditions in the overall automotive industry, and the cost and timing of Dana's repositioning plan implementation. They also include other factors discussed herein and those detailed from time to time in Dana's filings with the Securities and Exchange Commission.

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